MK

[redacted]

09056938

SEC Mail
Mail Processing
Section

APR 01 2009

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRL Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Dove Street, Suite 330
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry R. Law 949-660-8833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ishii & Associates, LLP
(Name – *if individual, state last, first, middle name*)

4590 MacArthur Blvd, Suite 500, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry R. Law, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRL Capital Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

REBECCA SHABUNOV
Commission # 1603308
Notary Public - California
Orange County
My Comm. Expires Aug 29, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JRL CAPITAL CORPORATION

December 31, 2008

TABLE OF CONTENTS

ISHII & ASSOCIATES, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
JRL Capital Corporation
Newport Beach, California

We have audited the accompanying statement of financial condition of JRL Capital Corporation as of December 31, 2008, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Secruities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRL Capital Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ishii & Associates, LLP

Newport Beach, California

March 31, 2009

4590 MacArthur Boulevard, Suite 500, Newport Beach, CA 92660
Phone (949) 863-0400 Fax (949) 863-0500

JRL CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
ALLOWABLE ASSETS:	
Cash	$ 14,194
TOTAL ALLOWABLE ASSETS	14,194
NON-ALLOWABLE ASSETS:	
Other receivables	1,629
Equipment (net of accumulated depreciation of $15,676)	-
Deposits	154
TOTAL NON-ALLOWABLE ASSETS	1,783
	$ 15,977
STOCKHOLDER'S EQUITY	
STOCKHOLDER'S EQUITY:	
Common stock, no par value; 1,000 shares authorized, issued and outstanding	$ 5,000
Additional paid-in capital	29,904
Retained earnings (deficit)	(18,927)
TOTAL STOCKHOLDER'S EQUITY	$ 15,977

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF INCOME

For The Year Ended December 31, 2008

REVENUE:	
Commission revenue	$ 1,149,719
Investment banking income	2,811
Presentation income	40,845
Reimbursements	20,340
TOTAL REVENUE	1,213,715
COMMISSION EXPENSE	1,072,073
GROSS PROFIT	141,642
GENERAL AND ADMINISTRATIVE EXPENSE	154,400
INCOME (LOSS) FROM OPERATIONS	(12,758)
OTHER INCOME	20
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(12,738)
PROVISION FOR INCOME TAXES	800
NET INCOME (LOSS)	$ (13,538)

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Net Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2008	$ 5,000	$ 47,904	$ (5,389)	$ 47,515
Return of capital	-	(18,000)	-	(18,000)
Net income (loss) for the year	-	-	(13,538)	(13,538)
Balance at December 31, 2008	$ 5,000	$ 29,904	$ (18,927)	$ 15,977

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2008

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(13,538)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		75
Changes in assets and liabilities:		
Decrease in other receivable		77
Decrease in deposits		16
Decrease in accounts payable		(150)
NET CASH CONSUMED BY OPERATING ACTIVITIES		(13,520)
CASH FLOWS FROM FINANCING ACTIVITIES		
Return of capital		(18,000)
NET CASH CONSUMED BY FINANCIAL ACTIVITIES		(18,000)
NET DECREASE IN CASH		(31,520)
CASH, BEGINNING OF YEAR		45,714
CASH, END OF YEAR	$	14,194

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Supplemental disclosures

Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

For The Year Ended December 31, 2008

BALANCE AT BEGINNING OF YEAR	$	- 0 -
CHANGE DURING THE YEAR		- 0 -
BALANCE AT END OF YEAR	$	- 0 -

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JRL Capital Corporation (the "Company") is a wholly-owned subsidiary of JRL Capital Management Group (CMG). The Company is a registered broker/dealer and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company provides securities brokerage services through a small number of registered representatives licensed with the firm. This is facilitated by entering into "selling group agreements" with financial institutions that enable the Company's independent representatives to sell financial products to clients. In addition, the Company acts as a Placement Agent for private real estate and emerging business investment opportunities for accredited investors. The Company does not maintain its own security accounts or perform custodial functions related to the security transactions.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Federal and State Income Taxes

The Company files as part of a consolidated return of JRL Capital Management Group. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires that deferred tax assets and liabilities are recorded based on the difference between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company records current and deferred taxes as if the Company were a separate taxpayer. As of December 31, 2008, deferred taxes were not material to the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Bad Debt Reserve

Management reviews its bad debt reserve periodically and the Company maintains an allowance for bad debts on accounts receivable at an amount that management believes is sufficient to protect against losses. As of December 31, 2008, no reserves for bad debts have been established.

Cash and Cash Equivalents

Cash and cash equivalents include cash and liquid investments with an original maturity of three months or less. The Company deposits cash in financial institutions insured by the Federal Deposit Insurance Corporation. At times, the Company's account balances may exceed the insured limits.

Fixed Assets

Computer equipment and furniture are recorded at cost and depreciated under a 200% declining balance method over five years and seven years respectively and summarized as follows:

Computer equipment	$ 11,497
Furniture and fixtures	4,179
	15,676
Accumulated depreciation	(15,676)
	$ 0

Revenue Recognition

For securities brokerage services the Company recognizes revenue upon receipt of commissions. For commissions revenue and for real estate and emerging business placement services, revenue is recognized upon closing of escrow.

NOTE 2 - PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended December 31, 2008 was $800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a minimum capital requirement under SEC Rule 15c3-1, as defined, equal to 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness fluctuate on a daily basis; however, as of December 31, 2008, the Company had an aggregate indebtedness of $0 and the net capital was $14,194 which exceeds the required minimum capital by $9,194.

In management's opinion, the Company was exempt from the provisions of SEC Rule 15c3-3 for the year ended December 31, 2008, because the Company does not maintain security accounts for customers or perform custodial functions related to customer securities.

NOTE 4 - RELATED PARTY TRANSACTIONS

JRL Capital Management Group provided the Company with office space, miscellaneous office expenses and management services. The Company paid $125,000 in management fees for the year ended December 31, 2008. The results of operations could be significantly different if the Company were to operate autonomously of the related entity.

SUPPLEMENTARY INFORMATION

JRL CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2008

TOTAL STOCKHOLDER'S EQUITY	$	15,977
LESS NON-ALLOWABLE ASSETS:		
Other receivables		1,629
Equipment (net of depreciation)		0
NASD deposit		154
NET CAPITAL	$	14,194

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

MINIMUM NET CAPITAL REQUIREMENT: ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	$	5,000
NET CAPITAL FROM ABOVE	$	14,194
NET CAPITAL IN EXCESS OF MINIMUM	$	9,194

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS	$	-
AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.000
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL COMPUTED IN ACCORDANCE WITH RULE 15c3-1(d)		0.0%

JRL CAPITAL CORPORATION

SCHEDULE II

RECONCILIATION OF NET CAPITAL

December 31, 2008

NET CAPITAL AS REPORTED IN UNAUDITED FOCUS REPORT PART IIA	$	14,194
AUDIT ADJUSTMENTS IMPACTING NET CAPITAL CALCULATION		-
NET CAPITAL AS REPORTED IN AUDITED FINANCIAL STATEMENTS	$	14,194

THE COMPANY IS EXEMPT FROM THE PROVISIONS OF RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934, IN THAT THE COMPANY'S ACTIVITIES ARE LIMITED TO THOSE SET FORTH IN THE CONDITIONS FOR EXEMPTION APPEARING IN PARAGRAPH (K)(2)(I) OF THE RULE.

JRL CAPITAL CORPORATION

SCHEDULE III

DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

THE COMPANY IS EXEMPT FROM THE RESERVE REQUIREMENT OF COMPUTATION ACCORDING TO THE PROVISION OF RULE 15c3-3(k)(2)(i).

JRL CAPITAL CORPORATION

SCHEDULE IV

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2008

THE COMPANY IS EXEMPT FROM THE RULE 15c3-3 AS IT RELATES TO POSSESSION AND CONTROL REQUIREMENTS UNDER THE (k)(2)(i) EXEMPTIVE PROVISION.

ISHII & ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT 1

To the Board of Directors
JRL Capital Corporation
Newport Beach, California

In planning and performing our audit of the financial statements of JRL Capital Corporation (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4590 MacArthur Boulevard, Suite 500, Newport Beach, CA 92660
Phone (949) 863-0400 Fax (949) 863-0500

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, no facts came to our attention indicating that the exemptive provision for Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ishii & Associates, LLP

Newport Beach, California

March 31, 2009